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                 [LOGO OF ROPER INDUSTRIES, INC. APPEARS HERE]

                            ROPER INDUSTRIES, INC.

                              160 BEN BURTON ROAD
                             BOGART, GEORGIA 30622
                                 706-369-7170

January 16, 1998

Dear Roper Industries, Inc. Employees' Retirement Savings Plan or Roper Industries, Inc. Employees' Retirement Savings [004] Plan (either, the "Plan")
Participant:

  Please find enclosed Roper's 1997 Annual Report to Shareholders and the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement which were recently mailed to our shareholders in advance of their February 20, 1998 Annual Meeting.

  As a participant in the Plan by virtue of your employment you have elected that certain contributions to the Plan on your behalf be invested in Roper's Common Stock acquired in the open market. All shares of Roper Common Stock so held for the benefit of Plan participants as of the record date (December 31, 1997) for the 1998 Annual Meeting of Shareholders will be voted by the Plan Trustee. In casting its votes, the Plan Trustee will consider the voting preferences of those Plan participants who have invested in Roper Common Stock.

  Accordingly, I encourage you to complete the enclosed white voting preference card, sign it and provide your social security number, and return it to the Plan Trustee in the envelope provided. Voting preference cards must be received by February 14, 1998, in order to be considered by the Plan Trustee.

Sincerely,


Derrick N. Key
Chairman of the Board,
President and CEO

Enclosures